MOONSHOT Jr

Transforming Curious Minds

Serving B2C Customers in 12 Countries
A Silicon Valley Company
EdTech, Ecommerce

Alok Jain – Founder & CEO

www.moonshotjr.com

Where Do We All Stand



9% of full-time jobs by 2030
(A possible scenario: PwC)


1989
2009
2020

3.6% <30 yrs owning businesses
(70% drop in last 30 yrs)
(WSJ)



1/3rd of US workers could be jobless by 2030
(McKinsey)



1.2 million students drop out of school every year
(Source)



H1 2020 eCommerce Growth 30.1%
(vs. H1 2019 12.7%)
(Source)

Current Ecosystems are Not Future-Ready



School

Children don't realize their passion or interest till university



Mindset

Puts kids in the GPA-based mindset rather than growth mindset



One-size-fits-all

Not catering to students, based on their intellect level in online/classroom learning



Future

Not preparing for future jobs, gig economies/ Entrepreneurship & eCommerce

Our Approach (10-17 yrs old)

MOONSHOT Jr
Transforming Curious Minds



Exploration
STAGE-1
Preparation
STAGE-2
Product Innovation
STAGE-3
E-commerce
STAGE-4

Moonshot Jr has paying customers in over 12 countries

Discovering their Interest

- App/Game Development
- Raspberry Pi/Arduino
- Robotics
- Fine Arts

Transforming into Decision-Makers

- Entrepreneurship
- AI/ML, SmartHome, IoT
- Online Marketing
- eCommerce

Preparing for Workforce of the Future

- Empathise, Define
- Ideate, Prototype
- Testing

A Defined Product Outcome

amazon ebay KICK STARTER

- Hands-on learning
- Go-to market planning

Early Introduction to Product Building Experience

Differential teaching methodology

Hands-on Entrepreneurship

- 1:1 Sessions
- Group Sessions (varied demography in each session: Children from 12+ countries)
- Webinars
- Interaction with Industry leaders
- Classroom/group: Kids with similar learning pace are put together for maximum benefit

Perfecting the online classroom model

- Every child gets attention needed
- 2-teacher concept (teacher +observer/data collector)
- Monitoring every child's performance closely



Outcome Post Transformation of Mind

(in last 6 months)

Moonshot Jr — Transforming Curious Minds

DIY Science Experiment Kit


LAVA SHOT
DISCOVER THE SECRETS OF Geology
LEARN. EXPERIMENT. PLAY.

11 yrs

Science Experiment

DIY Science Experiment Kit


AQUA SHOT
Hydrology

8 yrs

Became an Entrepreneur

DIY Embedded Kit / **Environment-friendly bottles**


LEARN
CODING | IoT

13 yrs

Raised $8000+ on Kickstarter

DIY Technology Kit


MOON PI HUB CAM
DIY CAMERA MODULE

15 yrs

Ready to Launch on

Social Entrepreneur Project


FUNTASTIC
A HEARTFUL BOX MADE FOR KIDS WITH AUTISM

13 yrs

Invited for a Tedx Talk

- Early introduction to failure
- Early Introduction to practical finance (P/L)
- Stellar resume for 'college application' and 'future of workforce'

Data-based Learning

Moonshot Jr offers data-based learning tracked through Moonscale

Exploration	Preparation	Product Innovation	E-commerce	
STAGE- 1	STAGE- 2	STAGE- 3	STAGE-4	Collecting 50 + data points for AI/ML models

- Relationship building skills
- Socialization scale
- Artistic skills
- Listening & Speaking skills
- Financial Management skills
- Attention Span
- Comprehensive skills
- Coding skills
- Futuristic Thinking

Pricing

B2C

Classroom Plan (<$4/hr)

$69
student / per month

4 hours instructor led classroom sessions

4 hours e-Learning videos

Access to 8 group sessions with Industry Experts

Access to 4 hours live video creation, e-commerce, marketing, finance sessions and more

Unlimited access to video and course library

1:1 (Pvt) Plan (<$7/hr)

$119
student / per month

4 hours 1:1 sessions

4 hours e-Learning videos

Access to 8 group sessions with Industry Experts

Access to 4 hours live video creation, e-commerce, marketing, finance sessions and more

Unlimited access to video and course library

B2B

Enterprise

$60K-$120K/yr (~200 kids)

Teachers training included
Online course material
Quizzes & Exercises
Round the clock support
Hardware Kits included

Our Sales & Revenue Approach

(Next 12-16 months)

Sales Funnel

1000+ Children

5% children whose product go viral



E-Learning (SaaS Model)

1000+ Children, Average Fee $134/Month


Exploration
Preparation
Product Innovation
E-commerce
STAGE-1
STAGE-2
STAGE-3
STAGE-4

E-Commerce (Moonshot Products)

5%+ product success rate, average $70k revenue



Revenue


$1.4M
eLearning
$1M
eCommerce

MOONSHOT Jr
Transforming Curious Minds

Founders



Alok Jain
CEO

Co-founder eZdia &
Realtycohost
An **IIT-B Alumni**



Sunil Ranka
Strategy

Founder Prediklу &
SVTech Podcast
Partner ZNL Ventures



Vikas Shukla
Chief Innovator

Founder & CEO
Reference Design inc
An **IIT-BHU alumni**



Vishal Malhotra
CTO

CTO at EQ2

20+
Full Time Employees

15+
Team of Mentors and Advisors

3
E-learning Agencies Partners

30+
Instructors

6+
IIT Alumni

Our Team – 25+ Fulltime & Growing

MOONSHOT Jr
Transforming Curious Minds



Tushar Mittal
VP Operations



Tulika Bhojwani
Content Lead



Kavita Chowdhary
Design Lead



Cathy R.
Sales



Jatin Jain
Marketplace



Nataly Vidales
Sales



Gautam Kumaran
Director at LatentView Analytics
An **IIT B & IIM C Alumni**



Pavan Ladha
Director of operations at Now Inc.
An **university of Houston Alumni**



Bhavya Narang
4 Years with dev hub ABG
An **IIT-B Alumni**



Soumy P
In-house media Lead



Parth Choksi
Entrepreneur with multiple ventures
An **IIT-B alumni**











Advisors

MOONSHOT Jr
Transforming Curious Minds



Ken Burke

- Founder of 4 online tech companies
- Sold MarketLive (eCommerce platform) at $100M+



Amar Rajashekhar

- Co-founder - Edcite
- Edcite skill assessment platform - 2.5 million students in USA



Reuben Advani

- Founder of Telestrat education, (sold the company)
- ex-CEO, Global STEM alliance (400+ employee)

Consultants



Alexis Stadler
Student Counselor



Aditi Deo
Skill Assessment Therapist



Shambhavi Alve
Child Psychologist

Journey So Far

Inception & Concept
Oct, 2019

Worked on prototype
Nov, 2019

Company registration and hiring
Nov, 2019

First Moonshot Jr student launched her product Sania Box
Jan, 2020

KICKSTARTER

She raised $8500 on Kickstarter (Sania Box)
Feb 2020

10 prototype students - 2 more products launched
March, 2020

10 students POC

Raised $125K (Friends and Family)
March, 2020

2 Moonshots launched, Fireside chat went viral
Apr, 2020

Team grown to 15
May, 2020

Prepare to launch final product –
May, 2020

Team grown to 20+ (raised $225k total)
June, 2020

First batch of 40 students started
July 2020

M7

Team grown to 25+ (raised $260k total)
August, 2020

Classroom model 120 enrollments
Sep 2020

Several Moonshots Launched

amazon

KICK STARTER

ebay

200+ students
Oct , 2020
(100+ enrollment/m)

M0 **M1** **M2** **M3** **M4** **M5** **M6** **M8** **M9**

Our Ask

$500K

Seed fund for next 12 months

Fund Utilization

20% Platform	40% Client Acquisition	20% Course Creation	20 % Operations

Outcome

- 1000+ Students
- $2.4M+ Revenues (12-16 months)

Thank You

alok.j@moonshotjr.com

MOONSHOT Jr
Transforming Curious Minds

www.moonshotjr.com

TAM (US)

MARKET	MSJ VALUE PROP	SIZING BASED ON	EFFECTIVE MARKET	TOTAL MARKET (TAM)	MSJ SERVICEABLE MARKET	EFFECTIVE SHARE OF MARKET*
Tech edu - content	Practical for young learners (7-17)	55M (demographic)	11M 20%	$2.2B size* value($200/yr) ; $200 avg spend	$440M (20% based on current product line)	$110M (A quarter in Year 1-2)
Tech - Preneurship	Creative works of art in tech by young innovators, with help from MSJ platform (10-17)	45M (demographic)	2.25M 5%	$3.375B size* value(1500/yr)	$337.50 (a conservative 10% share of this new market)	$84.37M (A quarter captured in Year 1-2)
Market places (tech toys, learning and hobby etc.)	Built, curated and re- invented By MSJ eco system	$2B annual	$2B annual 20%	$2B annual Note: CAGR is 15% to reach $25B globally	100M (1% MSJ can capture over time)	10M (A tenth capture Y 1-2)
Effective TAM MSJ Y1-2						$204.37M
Effective TAM MSJ Y3-5					$877.5M	

What We Are NOT

Another online learning course

Lego and robotics class

Online coding class

Online entrepreneurship class

Software-only class

YouTube learning channel

MOONSHOT Jr
Transforming Curious Minds

Go-to Market Plan

Marketing Efforts

- Digital Ads

Lead Gen

- Lead-gen campaign via LinkedIn/Facebook
- Freemium Model
- 3 webinars/week
- Videos (by students)
- Products Powered by Moonshot
- School Partnerships


Using
Internal &
External
Resources

External Marketing Network (organic)

- Instructors
- Parents
- Mentors
- Parent Webinars
- Parent Meetups

Media Content

- Educational Videos
- Expert Interviews
- Topical Videos

Competition Analysis

MOONSHOT Jr
Transforming Curious Minds

	FOCUS	MARKET TO	TUTOR OPTION	MONEY RAISED	COMMUNITY	KEY VALUE PROP
MSJ	Premium content, plus hands on to expert guide	Direct - parents schools upcoming	Yes	No	Coming soon	Tech + Entrepreneurship
Whitehat Jr	Coding	Direct parents	Yes	Yes	No	Tech
QUIZLET	Narrow- DIY Academics	Teachers Students	No	Yes	No	Custom content (school and outside)
LAMBDA SCHOOL	Coding	Beyond HS Learner	Yes- slack	Yes 48M	Yes- class	Private school (part time/ fulltime)
MICRO VERSE	Coding, IT school	Beyond HS Learner	Yes	Yes	Yes- class	No tution upfront
COURSEHERO	Enrichment		Yes		Yes	Content for - HS success / college readiness
VENTURE LABS	Non- profit -to spread enter	Training schools, other non-profits, and after schools (Teachers)	Yes	No	Yes	Camps, activits, events etc. for girls
UNCHARTED LEARNING	Coding+ Incubator		Yes -cLass	Not for profit	Yes-hundreds of Schools	
BORN PRENEUR	Entrepreneurship at early age	Direct parents	Yes		No	Not online (India Center)